FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 27 June 2003 – 9 July 2003

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom @ Jervois Quay, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

Miscellaneous

1.1	Disclosure of Subsequent Director Relevant Interests – 25 June 2003

Media Release

2.1	Telecom appoints AAPT Chief Executive – 2 July 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW
ZEALAND LIMITED

By:	/S/ LINDA COX

Linda Marie Cox
Company Secretary

Dated:	9 July 2003

Disclosure of Subsequent Director Relevant Interests

(Disclosure in accordance with LR 10.9.4)

Name of Listed Issuer:	Telecom Corporation of New Zealand Limited

Name of Director:	Roderick Hamilton McGeoch

Date of Last Disclosure by Director:	11 April 2001

Date of Change:	25 June 2003

Nature of Relevant Interest:

(Provide details of the circumstances giving rise to the Relevant Interest. Details should be provided separately for each circumstance giving rise to a Relevant Interest e.g. details of a trust or arrangement which gives rise to power to exercise votes attached to a security should be detailed separately to circumstances where the director is the beneficial owner of the security. This may involve disclosing a number of different types of circumstances that give rise to a Relevant Interest.).

Acquisition by trust of which Mr McGeoch is a beneficiary

Class of Security to which Relevant Interest Relates: (Provide full description of each class of security to which each type of Relevant Interest relates.)	Ordinary Shares

No. of Securities Held Prior to Change:	10,000

Number of Securities Acquired:	10,000

Number of Securities Disposed:

No. of Securities Held after Change: (For each circumstance that gives rise to a Relevant Interest e.g. 50,000 as beneficial owner, 50,000 pursuant to Trust Deed.)	Beneficial: 20,000

Non Beneficial: nil

Consideration Paid or Received for the Acquisition or Disposition: (If consideration is non-cash, provide details and estimated valuation.)	A$4.63 per share

Nature of change: (E.g. on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back.)	On-market trade

2 July 2003

MEDIA RELEASE

TELECOM APPOINTS AAPT

CHIEF EXECUTIVE

Telecom today announced the appointment of Mr Jonathon Stretch as Chief Executive of AAPT.

An Australian, Mr Stretch is currently based in Paris where he is Vice President of AT & T Business Services, responsible for Europe, Middle East and Africa.

Before joining AT & T in 1999, Mr Stretch was with IBM Australia where he held a number of positions including General Manager, Asia Pacific, IBM Global Network Services.

Telecom Chief Executive Theresa Gattung said she was delighted with the appointment.

“Jon has extensive industry experience in both the IT and telecommunications industries. His involvement across these industries will enable him to help build AAPT’s presence.

“We’re very pleased to have Jon taking AAPT into a new era in its history.”

She also commended Telecom Chief Financial Officer Marko Bogoievski, who has been running the business since March.

“Marko’s been an extremely active leader for the last few months, ensuring AAPT is best positioned for a smooth transition to a new level of operation,” Ms Gattung said.

Mr Stretch will take up his new role at AAPT in late August.

ENDS

For more information, please contact:

John Goulter

Public Affairs and Government Relations Manager

Ph 64 4 498 9369

Mobile 027 232 4303